Exhibit (a)(5)(vi)

MediaRing Ltd (RCB No. 199304568R) 750A Chai Chee Road #05-01 Technopark @ Chai Chee, Singapore 469001 Tel: (65) 6441 1213 Fax: (65) 6441 3013
MediaRing Extends Pacific Internet Cash Tender Offer to June 26
NEW YORK, June 13 — MediaRing Ltd (Bloomberg: MR SP, Reuters: MRNG.SI; “MediaRing”), a leading VoIP telephony service provider in Asia, today announced that it has extended its cash tender offer to acquire all the issued shares of Pacific Internet Limited (Nasdaq: PCNTF; “PacNet”) to 12:00 midnight, New York City time, on June 26, 2006, unless further extended*. The offer was originally scheduled to expire at 12:00 midnight, New York City time, on June 12, 2006.
The offer price remains US$8.25 net in cash per share, representing an approximate 27.7% premium over the closing price of PacNet shares on February 24, 2006 (the last trading day on the Nasdaq before MediaRing announced its intention to make the offer).
“We are confident that we have put forth a very strong offer and remain committed to our price,” said Mr Koh Boon Hwee, Executive Director of MediaRing. “The market price of PacNet shares has been drifting downwards and closed at US$7.75 on June 12, lower than our offer price. The price may continue to drift even lower in the absence of our offer. We continue to believe that our cash offer of US$8.25 per share provides all PacNet shareholders with an exceptional and risk-free opportunity to exit the stock.”
The offer remains subject to the same conditions as MediaRing’s original offer, including the tender of a sufficient number of shares such that MediaRing would own (including the shares it currently owns) more than 50% of the issued shares of PacNet as of the final expiration of the offer (including shares issued or to be issued pursuant to options validly exercised on or before the final expiration date).
The depositary for the offer has advised MediaRing that approximately 1,598,293 shares (including 244,674 shares tendered pursuant to guaranteed delivery procedures), representing approximately 11.8% of the issued shares of PacNet, based on latest available information provided to MediaRing by PacNet) had been validly tendered in and not withdrawn from the offer as of June 12, 2006. All tenders previously received and not withdrawn remain subject to the offer. As of February 27, 2006, the date of MediaRing’s initial announcement of its intention to make the offer, MediaRing and parties acting in concert with it owned 651,572 shares, or approximately 4.8% of the issued shares of PacNet.
With the extension of the offer, the options proposal made to PacNet option holders has also been similarly extended to 12:00 midnight, New York City time, on June 26, 2006, unless the offer is further extended.

* If the offer is further extended, MediaRing will notify the depositary for the offer and issue a press release announcing the extension on or before 9:00 a.m., New York City time, on the first business day following the date the offer was scheduled to expire.

Shareholders may continue to use the existing Letter of Transmittal and related documents that MediaRing has previously made available to tender their shares during the extended offer period. Option holders may also continue to use the existing acceptance forms previously mailed to them to accept the options proposal.
PacNet shareholders who have questions, need assistance or require copies of the Offer to Purchase, the Letter of Transmittal or related documents should contact D.F. King & Co., Inc, the Information Agent for the offer at the following address and telephone numbers:
D.F. King & Co., Inc
48 Wall Street
New York, New York 10005
Call Toll Free in the U.S.: 1(888) 567-1626
Banks and Brokers Call: 1(212) 269-5550
Further information about the tender offer, including MediaRing’s notices to PacNet investors, filings with the U.S. Securities and Exchange Commission and related press releases, is available at www.mediaring.com.
This release is neither an offer to purchase nor a solicitation of an offer to sell securities. The solicitation and offer to purchase ordinary shares of PacNet is only being made pursuant to a Tender Offer Statement on Schedule TO (including the Offer to Purchase, Letter of Transmittal and other related tender offer materials) filed by MediaRing with the SEC on May 12, 2006. Holders of PacNet shares should read carefully the Tender Offer Statement (and related materials), as amended from time to time, because they contain important information. Holders of PacNet shares and investors may download free copies of such materials (and all other documents that MediaRing has filed with the SEC) at the SEC’s website at www.sec.gov, or from D.F. King & Co., Inc, the Information Agent for the offer.
The Directors of MediaRing (including those who may have delegated detailed supervision of this release have taken all reasonable care to ensure that the facts stated in this release are fair and accurate and that no material fact has been omitted from this release and they jointly and severally accept responsibility accordingly.
Where any information has been extracted from published or otherwise publicly available sources (including, without limitation, information relating to PacNet), the sole responsibility of the Directors of MediaRing has been to ensure through reasonable enquiries that such information has been accurately and correctly extracted from such sources or, as the case may be, accurately reflected or reproduced in this release.

About MediaRing
With offices in Singapore, Cambodia, Shanghai, Beijing, Hong Kong, Indonesia, Japan, Malaysia, Taiwan and Sunnyvale (USA), MediaRing is a leading pure-play Internet telephony player in Asia and enjoys a growing share of the global VoIP market. Through its strong technological capabilities and extensive distribution network, MediaRing brings high-quality voice services to carriers, enterprises, service providers, and consumers with its wide range of service offerings. Its extensive partnerships with carriers around the world allow call terminations worldwide. As a pioneer in VoIP services with unique proprietary technology, MediaRing derives more than 95% of its revenue from outside Singapore.
About Pacific Internet
Based on its public filings, Pacific Internet Limited is the largest telco-independent Internet communications service provider by geographic reach in the Asia Pacific region. PacNet has direct presence in Singapore, Hong Kong, China, the Philippines, Australia, India, Thailand and Malaysia. PacNet delivers a comprehensive suite of data, voice and video services to both corporate business and consumer customers.
Contact Information:
United States & Europe:
Sitrick And Company
James Craig — james_craig@sitrick.com
New York: 1(212) 573-6100
Jason Booth — jason_booth@sitrick.com
Los Angeles: 1(310) 788-2850
Singapore:
August Consulting
Tel: (65) 6733 8873 Fax: (65) 6733 9913
Silvia Heng — silvia@august.com.sg
Alan Lee — alanlee@august.com.sg

3